UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9F

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULES 14d-1(b) AND 14e-2(c) THEREUNDER

APHRIA INC.

(Name of Subject Company)

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Aphria Inc.

(Name of Persons Filing Statement)

Common Shares

(Title of Class of Securities)

03765K104
(CUSIP Number of Class of Securities)

Carl Merton

Chief Financial Officer

265 Talbot St. W.

Leamington, Ontario N8H 4H3

Canada

(844)427-4742

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN 55402

USA

(612) 492-6134

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

The full text of the Directors’ Circular of Aphria Inc., dated February 5, 2019 (the “Directors’ Circular”), is attached hereto as Exhibit 1.1, and is incorporated herein by reference.

Item 2. Informational Legends

See “Notice to Shareholders in the United States” on the cover page of the Directors’ Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

News release, dated January 23, 2019

News release, dated February 6, 2019

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

Aphria Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

Item 2. Consent to Service of Process

At the time of filing of this Schedule, Aphria Inc. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

By signing this Schedule, the persons signing consent without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D–9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2019

APHRIA INC.
By:	/s/ Carl Merton
Name:	Carl Merton
Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit	Description
1.1	Directors’ Circular of Aphria Inc., dated February 5, 2019
1.2	News release, dated January 23, 2019
1.3	News release, dated February 6, 2019